FORM U-33-S
                       Securities and Exchange Commission
                                Washington, D.C.

                                   FORM U-33-S

               ANNUAL REPORT CONCERNING FOREIGN UTILITY COMPANIES

                        Filed under Section 33(e) of the
             Public Utility Holding Company Act of 1935, as amended
                  For the fiscal year ended September 30, 2001
           Filed Pursuant to the Public Utility Holding Company Act by
                                  Hydro-Quebec
              75 Rene-Levesque Blvd. West, Montreal, Canada H2Z 1A4

     Hydro-Quebec, an agent of the government of Quebec and a company formed under the laws of the province of Quebec, Canada, files this Form U-33-S on behalf of Vermont Gas Systems, Inc., a Vermont corporation ("Vermont Gas"). Vermont Gas is a public utility company under the Public Utility Holding Company Act of 1935, as amended (the "Holding Company Act"). Vermont Gas is an indirect subsidiary of Hydro-Quebec, an exempt public utility holding company, and an associate company of Hydro-Quebec International, inc., a foreign utility company.

Item 1. Identify Each foreign utility company, state its location and business address, and describe the facilities it utilizes for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. Identify each system company that holds an interest in the company and describe the interest held.

     Hydro-Quebec International, inc., ("HQI"), located at 75 Rene-Levesque Blvd. West, Montreal, Canada, H2Z 1A4, currently owns or operates, directly or indirectly, the following facilities used for the generation, transmission or distribution of electricity for sale or for the distribution at retail of natural or manufactured gas:

A.   Panama

     HQI owns 66.67% of the shares of HQI Latin America, Ltd., a British Virgin Islands corporation, which owns 50.1% of the voting shares of Americas Holding Corporation ("AHC"), a Panamanian corporation. AHC owns 100% of the shares of Americas Generation Corporation S.A., a Panamanian corporation, which, in turn, owns 49% of the shares of Empresa De Generacion Electrica Fortuna S.A. ("EGE Fortuna"), a Panamanian corporation. EGE Fortuna owns a 300 MW hydroelectric power plant in Panama.

B.   Peru

     HQI directly owns a 56.66% interest in Consorcio TransMantaro SA ("TransMantaro"), a Peruvian corporation. TransMantaro owns and operates a 300 MW electric transmission line linking the northern and southern electricity system of Peru. The line is approximately 600 km long.


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C.   Costa Rica

     HQI owns 50% of the shares of Hydroelectrica Rio Lajas SA ("HRL"), a Costa Rican corporation. HRL owns a 10.5 MW hydroelectric power plant in Costa Rica.

D.   Chile

     Nattrans Ltd., a Cayman Islands company and wholly-owned subsidiary of HQI, along with its wholly-owned subsidiary, HQ-Puno Ltd. ("HQ-Puno"), a Cayman Islands company, owns 100% of Inversiones HQI Chile Holding Limitada ("Inversiones HQI"), a partnership under the laws of Chile. In turn, HQ-Puno and Inversiones HQI together own HQI Transelec Chile S.A. ("Transelec"), a company incorporated under Chilean law. Transelec is the largest transmission company in Chile with 7,274 km of lines ranging from 66 kV to 500 kV.

E.   China

     HQI owns 30% of the shares of Hunan C.C. Power Ltd. ("Hunan Power"). Hunan Power is constructing a 20 MW hydroelectric power plant in China, the Qinshan Hydro Power Station.

     HQI China Limited ("HQI China"), a Bermuda company, is a wholly-owned subsidiary of HQI. HQI China has a 20% interest in Meiya Power Company Limited ("Meiya Power"), a Bermuda company, which in turn has an interest in nine projects in China:

o   The Fushi Hydropower Facility,
o   The Shanghai Wei-Gang Project
o   The Jingyuan Phase II Facility
o   The Meiya Jinqiao Energy Company
o   The Tongzhou Coal-Fired Co-generation Project
o   The Zuojiang Hydropower Project
o   The Huangshi Xi Sai Shan Power Project
o   The Nantong Coal-Fired Co-generation Facility
o   The Kuo Kuang Power Project

Each of the above projects is described below.

         Fushi Hydropower Facility

     Meiya Power, through its wholly-owned subsidiary, PSEG Rongjiang Hydropower Limited, a Mauritius company, owns a 55% interest in the Guangxi Rongjiang Meiya Company Ltd. ("Meiya Company") and an 80% interest in the Guangxi Rongjiang Meiya Hydropower Company Ltd. ("Meiya Hydropower"). Meiya Company owns and Meiya Hydropower operates the 54 MW Fushi Hydropower Facility, located in the Luizhou Prefecture, People's Republic of China ("PRC").

         Shanghai Wei-Gang Project

     Meiya Power, through its wholly-owned subsidiary, PSEG Shanghai BFG Company, a Cayman Islands company, owns a 50% interest in CanAm Energy China Holdings, LLC ("CanAm"), a Delaware limited liability company.


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CanAm owns a 65% interest in Shanghai Wei-Gang Energy Co., Ltd. ("Shanghai
Energy"). Shanghai Energy owns the 50 MW Shanghai Wei-Gang Project, located in Shanghai, PRC.

         Jingyuan Phase II Facility

     Meiya Power, through its wholly-owned subsidiary, China U.S. Power Partners I, Ltd., a Bermuda company, owns a 30% interest in Jingyuan Second Power Co. Ltd.. Jingyuan Second Power Co. Ltd. operates the 600 MW Jingyuan Phase II Facility, located in Gansu Province, PRC. The Jingyuan Phase II Facility is currently operated for commercial use.

         Meiya Jinqiao Energy Company

     Meiya Power owns, through its wholly-owned subsidiary, PSEG (Bermuda) Holdings Limited, a Bermuda company, a 60% interest in Shanghai Meiya Jinqiao Energy Co. Ltd. ("MJE"). MJE operates for commercial use a 170 tons of steam per hour facility located in Shanghai, PRC.

         Tongzhou Coal-Fired Co-generation Project

     Meiya Power owns, through its wholly-owned subsidiary, PSEG Tongzhou Cogen Power Limited, a Bermuda company, an 80% interest in Tongzhou Meiya Cogeneration Co. Ltd. Tongzhou Meiya Cogeneration Co. Ltd. owns the 30 MW Tongzhou Coal-Fired Cogeneration Project ("Tongzhou Project"), located in Jiangsu, PRC. The Tongzhou Project has been funded and is under construction.

         Zuojiang Hydropower Project

     Meiya Power, through its wholly-owned subsidiary, PSEG Zuojiang Hydropower Limited, a Mauritius company, owns a 60% interest in Guangxi Zuojiang Meiya Hydropower Co. Ltd. Guangxi Zuojiang Meiya Hydropower Co. Ltd. owns the the 72 MW Zuojiang Hydropower Project, located in Guangxi, PRC. The Zuojiang Hydropower Project has been funded and is currently under construction.

         Huangshi Xi Sai Shan Power Project

     Meiya Power, through its wholly-owned subsidiary, PSEG Huangshi Power Company Limited, a Bermuda company, owns a 49% interest in Huangshi Xi Sai Shan Power Generation Company Ltd. Huangshi Xi Sai Shan Power Generation Company Ltd. owns the 700 MW Huangshi Xi Sai Shan Power Project, located in Hubei, PRC. The Huangshi Xi Sai Shan Power Project is currently under development.

         Nantong Coal-Fired Cogeneration Facility

     Meiya Power, through its wholly-owned subsidiary, Meiya Power China Holdings Limited, a Cayman Islands company, owns Meiya Power International Holding I, Limited ("MPIH"), a Cayman Islands company. MPIH, through its wholly-owned subsidiary, Meiya Electric Asia Limited, a Mauritius company, owns a 92% interest in Nantong Energy Heat & Power Co. Ltd., which owns the 30 MW Nantong Coal-Fired Cogeneration Facility, located in Jiangsu province, PRC. The Nantong Project is currently operating.


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         Kuo Kang Power Project

     Meiya Power, through its wholly-owned subsidiary, Meya (Tao Yuan) Power Co. Ltd., a Malaysia company, owns a 35% interest in Kuo Kang Power Company Ltd. Kuo Kang Power Company Ltd. owns the 486 MW Kuo Kang Power Project, located in Tau Yuan county, Taiwan. The Kuo Kang Power project is currently under construction.

F.   Guinea

     HQI formerly held a 33.33% interest in the Societe Guineenne d'Electricite ("SOGEL"), a Guinean corporation. On October 4, 2001, a ministerial decree destituted SOGEL of its concession agreement with the Republic of Guinea and ENELGUI, a public utility company of Guinea, to operate the electric generation, transmission and distribution system in Guinea. On October 18, 2001, judgment was rendered, initiating SOGEL's dissolution as a corporation, and the liquidation of its assets. The liquidation of SOGEL's assets is currently ongoing.

G.   Australia

     HQI Australia, Inc. ("HQI Australia"), a Quebec corporation, is a wholly-owned subsidiary of HQI. HQI Australia wholly owns HQI Australia Pty Limited, an Australian company, and is the general partner (with 66.67% ownership) of HQI Australia LP ("HQIA"), a limited partnership under the laws of Quebec, Canada, and of Australia.

     HQIA has a 50% interest in an unincorporated joint venture called "Directlink" with Emmlink Pty. Ltd. (a subsidiary of NorthPower, a state owned utility in New South Wales). Directlink is a 180 MW HVDC underground transmission line interconnecting the electricity grids of the Australian states of New South Wales and Queensland. The line is approximately 65 km long.

     HQI Australia Pty Limited, wholly owns Murraylink HQIA Australia Pty Limited, which in turn holds a 50% interest in the Murraylink Transmission Company Pty. Ltd. ("Murraylink"). Murraylink is currently building a 200 MW HVDC underground transmission line interconecting the electricity grids in the Australian states of Victoria and South Australia. The line is expected to be approximately 180 km long.

H.   United States of America

     HQI owns 50% of La Multinationale de l'Electricite et du Gaz inc., a Quebec corporation which wholly-owns MEG Holdings US Corporation ("MEG"), an American company. MEG holds a 61.12% interest in Bucksport Energy LLC, a Delaware limited liability company which owns and operates a 176 MW natural gas-fired cogeneration power plant in Maine (the "Bucksport Facility"). In 88 FERC P62,036
(1999), the Federal Energy Regulatory Commission certified the Bucksport Facility as a qualifying facility pursuant to 18 C.F.R. Sec. 292.207(b). The remaining 38.88% of Bucksport Energy is held by H.Q. Energy Holdings, inc., a Delaware corporation, an indirect, wholly-owned subsidiary of Hydro-Quebec.


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Item 2. Identify any debt or other financial obligation of the foreign utility company for which there is recourse directly or indirectly to the reporting public-utility company or, if the reporting company is an exempt holding company, to any system company. Identify separately any direct or indirect guarantee of a security of a foreign utility company by any system company.

     No debt or financial obligation of HQI or its direct or indirect subsidiaries is with recourse, directly or indirectly, to Vermont Gas. Vermont Gas has not directly or indirectly guaranteed any securities of HQI or its direct or indirect subsidiaries.

Item 3. Identify any service, sales or construction contract(s) between a foreign utility company and the reporting public-utility company or, if the reporting company is an exempt holding company, any system company. Describe the services to be rendered or goods sold, and the fees or revenues under such contracts.

     There are no service, sales or construction contracts between Vermont Gas and HQI or its direct or indirect subsidiaries.


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                                    EXHIBIT A

An organizational chart showing the relationship of each foreign utility company to system public-utility companies.

--HYDRO-QUEBEC

     --Noverco inc. (41.22%)
         --Gaz Metropolitain, Inc. (100%)
              --Gaz Metropolitain Limited Partnership (77.4%)
                  --Northern New England Gas (100%)
                      --Vermont Gas Systems, Inc. (100%)

     --H.Q. Energy Marketing, Inc. (100%)
         --H.Q. Energy Holdings inc. (100%)
              --Bucksport Energy LLC (38.88%)

     --Hydro-Quebec International, inc. (100%)
         --La Multinationale de l'Electricite et du Gaz inc. (50%)
              --MEG Holdings US Corporation (100%)
                  --Bucksport Energy LLC (61.12%)
         --HQI Latin America Ltd (66.67%)
              --Americas Holding Corporation (50.1%)
                  --Americas Generation Corporation, S.A. (100%)
                      --Empresa De Generacion Electrica Fortuna S.A. (49%) --Consorcio TransMantaro S.A. (56.66%)
         --Hydroelectrica Rio Lajas S.A. (50%)
         --Nattrans Ltd. (100%)
              --HQ-Puno, Ltd. (100%)
                  --HQI Transelec Chile S.A. (0.01%)
                  --Inversiones HQI Chile Holding Limitada (100%)
                      --HQI Transelec Chile S.A. (99.99%)
         --Hunan C.C. Power Ltd. (30%)
         --HQI China Limited (100%)
              --Meiya Power Company Limited (20%)
                  --PSEG Rongjiang Hydropower Limited (100%)
                      --Guangxi Rongjiang Meiya Company Ltd. (55%)
                      --Guangxi Rongjiang Meiya Hydropower Company Ltd (80%)
                  --PSEG Shanghai BFG Company (100%)
                      --CanAm Energy China Holdings, LLC (50%)
                           --Shanghai Wei-Gang Energy Co., Ltd. (65%)
                  --China U.S. Power Partners I, Ltd. (100%)
                      --Jingyuan Second Power Co., Ltd. (30%)
                  --PSEG (Bermuda) Holdings Limited (100%)
                      --Shanghai Meiya Jinqiao Energy Co., Ltd. (60%)
                  --PSEG Tongzhou Cogen Power Limited (100%)
                      --Tongzhou Meiya Cogeneration Co. Ltd.(80%)
                  --PSEG Zuojiang Hydropower Limited (100%)
                      --Guangxi Zuojiang Meiya Hydropower Co. Ltd. (100%)
                  --PSEG Huangshi Power Company Limited (100%)
                      --Huangshi Xi Sai Shan Power Project (49%)
                  --Meiya Power China Holdings Limited (100%)
                      --Meiya Power International Holding I, Limited (100%)
                           --Meiya Electric Asia Limited (100%)
                               --Nantong Energy Heat & Power Co. Ltd. (92%)
                  --Meiya (Tao Yuan) Power Co. Ltd. (100%)


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                      --Kuo Kang Power Company Ltd. (35%)
         --HQI Australia, Inc. (100%)
              --HQI Australia Pty Ltd. (100%)
                  --HQI Australia LP (66.67%)
                      --Directlink, Unincorporated Joint Venture (50%)
                  --Murraylingk HQIA Australia Pty Limited (100%)
                      --Murraylink Transmission Company Pty. Ltd. (50%)



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                                    SIGNATURE

     The undersigned company has duly caused this annual report to be signed on behalf of Vermont Gas Systems, Inc., by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned shall be deemed to relate only to matters having reference to such company or its subsidiaries.

                  Hydro-Quebec

                  By:   /s/ Paul Robillard
                       ------------------------------------
                        Paul Robillard, Treasurer

Date Feb. 19, 2002
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